Exhibit 99.1

China Online Education Group Provides Update on New Regulations

BEIJING, July 26, 2021 – China Online Education Group (“51Talk,” or the “Company”) (NYSE: COE), a leading online education platform in China with core expertise in English education, announced that, on July 24, 2021, China's official state media, including Xinhua News Agency and China Central Television, announced the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (the “Opinion”), issued by the General Office of the CPC Central Committee and the General Office of the State Council. The Opinion contains high-level policy directives about requirements and restrictions related to online and offline after-school tutoring services, including, among others, (i) institutions providing after-school tutoring services on academic subjects in China's compulsory education system, or Academic AST Institutions, need to be registered as non-profit; (ii) changing the current registration-based regime for operating online Academic AST Institutions to a government approval-based regime, (iii) banning foreign teachers located overseas from providing tutoring services in China, (iv) foreign ownership in Academic AST Institutions is prohibited, including through contractual arrangements, and companies with existing foreign ownership need to rectify the situation; (v) listed companies are prohibited from raising capital to invest in businesses that teach academic subjects in compulsory education; (vi) Academic AST Institutions are prohibited from providing tutoring services on academic subjects in compulsory education during public holidays, weekends and school breaks; and (vii) Academic AST Institutions must follow the fee standards to be established by relevant authorities.

The Company will continue to comply with all applicable rules and regulations in providing educational services, including those rules and regulations to be adopted following the policy directives of the Opinion. The Company is carefully considering the provisions of the Opinion and assessing their implications for the Company's business. The Company expects the Opinion, related rules and regulations, and the compliance measures to be taken by the Company will have a material adverse impact on its results of operations and prospect. The Company will proactively seek guidance from and cooperate with government authorities in connection with its efforts to comply with the Opinion and any related rules and regulations.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking" statements which are made pursuant to the “safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in 51Talk's filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About China Online Education Group

China Online Education Group (NYSE: COE) is a leading online education platform in China, with core expertise in English education. The Company's mission is to make quality education accessible and affordable. The Company's online and mobile education platforms enable students across China to take live interactive English lessons with overseas foreign teachers, on demand. The Company connects its students with a large pool of highly qualified foreign teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

For investor and media inquiries, please contact:

China Online Education Group

Investor Relations

+86 (10) 8342-6262

ir@51talk.com

The Piacente Group, Inc.

Brandi Piacente

+86 (10) 5730-6200

+1-212-481-2050

51talk@tpg-ir.com

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